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                                   EXHIBIT 21


                           SUBSIDIARIES OF REGISTRANT

    SnapTrack, Inc. (SnapTrack), a California corporation, is a wholly owned subsidiary of the Company. SnapTrack does business under its own name. The Company consolidates SnapTrack in its financial statements.

    The names of other subsidiaries are omitted. Such subsidiaries would not, if considered in the aggregate as a single subsidiary, constitute a significant subsidiary within the meaning of Item 601(b)(21)(ii) of Regulation S-K.